UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-32994
FORM 12b-25
NOTIFICATION OF LATE FILING	CUSIP NUMBER 678046 10 3

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ N-CSR
For Period Ended: April 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Oilsands Quest, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
800, 326 – 11th Avenue SW
Address of Principal Executive Office (Street and Number)
Calgary, Alberta, Canada T2R 0C5
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Oilsands Quest Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended April 30, 2009 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. Additional time is required because during the preparation of its financial statements for the year ended April 30, 2009, the Company determined that it will revise the calculation of the consideration exchanged in the acquisition of a non-controlling interest of Oilsands Quest Sask Inc. (“OQI Sask”) for the year ended April 30, 2007 due to a modification in the Company’s interpretation of generally accepted accounting principles related to the accounting for the purchase of a non-controlling interest when the consideration includes stock options and warrants of a subsidiary. On August 14, 2006, the Company, pursuant to the terms of a reorganization agreement, acquired a non-controlling interest (35.92%) of OQI Sask which together with its 64.08% interest, resulted in a 100% interest in OQI Sask. In the accounting treatment of this transaction, the fair value of the stock options of OQI Sask at the time of the acquisition was included in the consideration paid for the non-controlling interest. Management has concluded that in accordance with a technical interpretation of the terms of FAS 123(R), Share Based Payment, and FAS 141, Business Combinations, options of a subsidiary that are granted while the parent is in control of the subsidiary should be excluded from the consideration paid in the acquisition of a non-controlling interest. The Company is working to finalize the restatement as expeditiously as possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Garth Wong	(403)	263-1623
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒	Yes	☐	No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management, together with its independent auditors, is analyzing the impact of the revision referred to above on its financial statements. As of the date of this filing, the Company cannot provide a reasonable estimate and comparison of changes in its results of operations for the year ended April 30, 2009 compared with the corresponding period in 2008 because the restatement has not been completed and the Company’s independent auditors have not completed their audits for fiscal 2009 and the prior periods subject to restatement (2008 and 2007).

Oilsands Quest Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 15, 2009	By:	/s/ Garth Wong
Name: Garth Wong
Title:	Chief Financial Officer